FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Harvest Operations Corp. ("Harvest" or the "Corporation")
1500, 700 – 2nd Street S.W.
Calgary, Alberta T2P 2W1

2.	Date of Material Change:

February 24, 2017

3.	News Release:

A news release disclosing the nature and substance of the change described in this material change report was issued on February 24, 2017 through the facilities of Marketwired.

4.	Summary of Material Change:

On February 24, 2017, Harvest Operations Corp. (“Harvest” or the “Company”) announced that it successfully refinanced $1.0 billion through the closing of a new term loan and the restructuring of an existing credit facility.

On February 17, 2017, Harvest entered into an agreement with a Korean based bank that allowed Harvest to borrow $500 million through a three year fixed rate term loan. This term loan was drawn down today and proceeds were used to repay credit facility borrowings. In addition, earlier today, Harvest entered into a new three year $500 million revolving credit facility with a syndicate of banks. The new term loan and amended credit facility replace the Company’s $1 billion revolving credit facility which was to mature in April of this year. Both the term loan and new syndicated revolving credit facility are guaranteed by KNOC. The new syndicated revolving credit facility is secured by a first floating charge over all of the assets of Harvest and its material subsidiaries and contains no financial covenants.

5.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

6.	Omitted Information:

N/A

7.	Executive Officer:

For further information, please contact Grant Ukrainetz, Vice President, Finance, by telephone at (403) 265-1178

8.	Date of Report:

February 24, 2017